Exhibit 99.1

Patria Announces Closing of its First Core Infrastructure Fund

GRAND CAYMAN, Cayman Islands, March 8, 2021 – Patria Investments Limited, or “Patria” (PAX:NASDAQ) today announced the closing of its first evergreen, publicly-traded, Core Infrastructure fund, Patria Infraestrutura Energia Core (“PICE”). PICE has closed on total commitments of approximately R$ 800 million, and is a yield-focused investment vehicle that will seek to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity.

After building a successful franchise of infrastructure funds that invest in value-add opportunities in Latin America, Patria is now expanding its product offering with this new family of infrastructure funds focusing on core infrastructure. PICE is the first infrastructure vehicle in a group of evergreen listed funds managed by Patria. PICE will be listed in the São Paulo Stock Exchange (“B3”), which will allow for its investors to have liquidity through the secondary market.

Alexandre Saigh, Patria’s Chief Executive Officer, said: “We are grateful for the strong trust of our investors that have supported us in the launching of this new initiative. In our opinion, the current environment of low interest rates creates a large need for products with attractive returns and moderate risk. Core Infrastructure offers a very compelling investment opportunity due to its attractive, yet defensive return profile. We are confident that our leading infrastructure platform, through our very experienced investment team, is uniquely positioned to offer the highest quality income oriented infrastructure investment products to our clients.”

About Patria Investments

With more than 30 years’ experience of successful investments in Latin America and offering products in Private Equity, Infrastructure, Real Estate and Credit, Patria is one of the leading private markets investment firms in Latin America in terms of capital raised and one of the largest managers focused on investments in Latin America. With a strong market presence, it seeks to provide investors with attractive investment products that allow for a diversified portfolio and consistent returns. With $12.7 billion of assets under management (as of September 30, 2020) and an investment portfolio composed of over 55 companies and assets, Patria has ten offices in the world's major financial centers. For more information, please go to www.patria.com

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,”

“expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact:

Shareholder Relations

Grand Cayman, Cayman Islands

t +1 345 640 4904

PatriaShareholderRelations@patria.com

Press service:

Ideal H+K Strategies

patria@idealhks.com